Exhibit (a)(5)(B)

NEWS
                                                     Delta and Pine Land Company
                                                     P.O. Box 157
                                                     Scott, Mississippi 38772
________________________________________________________________________________

Contact:      Investors                            Media
              Tom Jagodinski                       Jonathan Gasthalter/Amy Cohen
              Delta and Pine Land Company          Citigate Sard Verbinnen
              (662) 742-4518                       (212) 687-8080

                      DELTA AND PINE LAND COMPANY ANNOUNCES
                          COMMENCEMENT OF TENDER OFFER

     SCOTT, MS, April 20, 2005 - Delta and Pine Land Company (NYSE: DLP) announced today that it is commencing a modified "Dutch auction" tender offer for 1,739,130 shares of its common stock at a price per share of between $25.00 to $28.75. The Company believes that the tender offer is a prudent use of its financial resources, given its strong cash position and expected future cash flows, business profile, assets and the current market price of its common stock. The tender offer represents an opportunity for the Company to return cash to stockholders who elect to tender their shares while at the same time increasing non-tendering stockholders' proportionate interest in the Company.

     Under the tender offer, stockholders will have the opportunity to tender some or all of their shares at a price within the $25.00 to $28.75 per share price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per share price within the range that will enable it to buy 1,739,130 shares, or such lesser number of shares that are properly tendered. If stockholders of more than 1,739,130 shares properly tender their shares at or below the determined price per share, the Company will purchase shares tendered by such stockholders, at the determined price per share, on a pro rata basis. Additionally, if more than 1,739,130 shares are properly tendered, the number of shares to be repurchased by the Company pursuant to the tender offer may, at the discretion of the Company, be increased by up to 2% of the Company's outstanding shares.

     Stockholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to stockholders. The offer will expire at 12:00 Midnight, New York City time, on Tuesday, May 17, 2005, unless extended by the Company.

     The information agent for the offer is Georgeson Shareholder Communications Inc. None of the Company, its board of directors or the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

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     About Delta and Pine Land Company

     Delta and Pine Land Company is a leading commercial breeder, producer and marketer of cotton planting seed. Headquartered in Scott, Mississippi, with multiple offices in eight states and facilities in several foreign countries, D&PL also breeds, produces and markets soybean planting seed in the U.S. For more information about D&PL, please refer to the Company's website at www.deltaandpine.com.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The offer is being made solely by the Offer to Purchase and the related letter of transmittal. Investors are urged to read the Company's tender offer statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits, the offer to purchase and the related letter of transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Georgeson Shareholder Communications Inc., the information agent for the tender offer, by directing such request to: Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, 10004, shareholders call (800) 561-4184, banks and brokers call (212) 440-9800. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.

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